Exhibit 99.1

TD Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S and Non-Cumulative Floating Rate Preferred Shares Series T

TORONTO – July 2, 2013 – The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Preferred Shares, Series S (the “Series S Shares”) and Non-Cumulative Floating Rate Preferred Shares, Series T (the “Series T Shares”).

With respect to any Series S Shares that remain outstanding after July 31, 2013, holders of the Series S Shares will be entitled to receive quarterly fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada).  The dividend rate for the 5-year period from and including July 31, 2013 to but excluding July 31, 2018 will be 3.371%, being equal to the 5-Year Government of Canada bond yield determined as at July 2, 2013 plus 1.60%, as determined in accordance with the terms of the Series S Shares.

With respect to any Series T Shares that may be issued on July 31, 2013, holders of the Series T Shares will be entitled to receive quarterly floating rate non-cumulative preferential cash dividends, calculated on the basis of the actual number of days elapsed in such quarterly period divided by 365, as and when declared by the Board of Directors of TD, subject to the provisions of the Bank Act (Canada).  The dividend rate for the floating rate period from and including July 31, 2013 to but excluding October 31, 2013 will be 2.624%, being equal to the 90-day Government of Canada Treasury Bill yield determined as of July 2, 2013 plus 1.60%, as determined in accordance with the terms of the Series T Shares.

Beneficial owners of Series S Shares who wish to exercise their conversion right should communicate as soon as possible with their broker or other nominee to obtain instructions for exercising such right on or prior to the deadline for exercise, which is 5:00 p.m. (Toronto time) on July 16, 2013.

Inquiries should be directed to TD’s Registrar and Transfer Agent, CIBC Mellon Trust Company*, at 1-800-387-0825 (or in Toronto 416-682-3860).

* Canadian Stock Transfer Company Inc. acts as administrative agent for CIBC Mellon Trust Company.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$826 billion in assets on April 30, 2013.  The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information, please contact:
Rudy Sankovic
Senior Vice President, Investor Relations
416-308-9030

Ali Duncan Martin
Manager, Media Relations
416-983-4412